FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2006

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒     Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG’s 2nd Repeat General Meeting of Shareholders,

23 May 2006

National Bank of Greece announces that the 2nd Repeat General Meeting of its Shareholders was held today, 23 May 2006, in the Megaro Mela, Athens. Shareholders representing a total of 39.926% of the Bank’s paid-up share capital had blocked their shares for the Meeting, which had a legal quorum. Following the commencement of proceedings, a request pursuant to Article 39 par. 3 of Companies’ Act 2190/1920 was submitted by minority shareholders representing, in all, over 5% of the Bank’s paid-up share capital for postponement of decision-making on all the items on the agenda until Thursday, 1 June, 1 p.m. The General Meeting to be held on 1 June 2006 following the said postponement comprises the continuation of today’s Meeting and does not require the publication formalities to be re-observed as regards the Shareholders’ Invitation; however, new shareholders are entitled to participate in the continued General Meeting in accordance with the law. Accordingly, decisions on the items on today’s agenda will be made on 1 June 2006, these being:

1. Amendment of the existing and approval of a new stock options programme enabling the executive members of the Board, management officers and staff of the Bank and its affiliated companies to acquire shares in the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

2. Amendment of articles 5, 21, 22, 23 and 24 of the Bank’s Articles of Association.

3. Increase in the share capital of the Bank through payment in cash of up to Euro 3 billion, observing the preemptive rights of existing shareholders. Board of Directors’ authorization for the settlement of any fractional rights and offering of any unsubscribed shares. Amendment of Articles 4 and 39 of the Bank’s Articles of Association referring to share capital due to the said increase.

4. Other announcements and approvals.

Athens, 23 May 2006

This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration. There will be no public offering of the rights or the shares in the United States.

NATIONAL BANK OF GREECE

Announcement

Athens, May 23rd 2006

In view of the postponement until June 1st of the 2nd repeat AGM to approve the rights issue for the acquisition of Finansbank, in line with Greek legislation, shares remain blocked until this date. Of course, shareholders so wishing should request from their custodians to unblock their shares.

A quorum of one-third is required for the successful continuation of the 2nd repeat AGM on Thursday, June 1st and investors who choose to unblock their shares are urged to resubmit them so as to participate in this important meeting.

This announcement does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same discussed in this press release have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration. There will be no public offering of the rights or the shares in the United States.

NATIONAL BANK OF GREECE

Press Release

Athens, May 24th 2006

Announcement Date for 1Q 2006 Results

National Bank of Greece will announce 1st quarter 2006 results, under IFRS, for the Bank and the Group on Tuesday 30 May 2006, at 10:00 a.m., Greek time (+2:00 GMT). A conference call for the presentation and discussion of results is scheduled to follow up in the afternoon of that day, at 17:00 Greek time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 24th May, 2006

Deputy Chief Executive Officer